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                            February 2, 2023

       James Hippel
       Chief Financial Officer
       Bio-Techne Corporation
       614 McKinley Place N.E.
       Minneapolis, MN 55413

                                                        Re: Bio-Techne
Corporation
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2022
                                                            Filed August 24,
2022
                                                            File Number
000-17272

       Dear James Hippel:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2022

       Notes to Consolidated Financial Statements
       Note 1. Description of Business and Summary of Significant Accounting Policies
       Investments , page 55

   1. We note that in December 2021, you paid $25 million to enter into a forward contract that would require you to
invest in and subsequently acquire Wilson Wolf Corporation in the event that certain
revenue or EBITDA thresholds are met. We also note that you have accounted for this
payment as a cost basis equity investment pursuant to the measurement alternative outlined in
ASC 321-10-35-2. Please provide us with a detailed analysis
                                                        explaining how you
determined that this transaction should not be accounted for as a derivative under ASC
815.
 James Hippel
FirstName
Bio-TechneLastNameJames
           Corporation Hippel
Comapany2,NameBio-Techne
February   2023          Corporation
February
Page 2 2, 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences